

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2025

Wade Kodama
Chief Financial Officer
Maui Land & Pineapple Company, Inc.
500 Office Road
Lahaina, HI 96761

> **Re: Maui Land & Pineapple Company, Inc.**
> **Form 10-K for the year ended December 31, 2023**
> **Filed March 28, 2024**
> **File No. 001-06510**

Dear Wade Kodama:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction